Filed by Gores Metropoulos, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos, Inc.

Commission File No.: 001-38791

Date: September 15, 2020

GORES METROPOULOS, INC. FILES REGISTRATION STATEMENT ON FORM S-4

IN CONNECTION WITH PROPOSED BUSINESS COMBINATION

WITH LUMINAR TECHNOLOGIES, INC.

LOS ANGELES, CALIFORNIA – September 15, 2020—Gores Metropoulos, Inc. (the “Company”), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Dean Metropoulos of Metropoulos & Co., filed a registration statement on Form S-4 with the SEC (the “Registration Statement”) in connection with its previously announced proposed business combination with Luminar Technologies, Inc. (“Luminar”), a global leader in lidar autonomous driving technology. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the proposed business combination contemplated by the Agreement and Plan of Merger by and among the Company, Dawn Merger Sub, Inc., Dawn Merger Sub II, LLC and Luminar (the “Merger Agreement”). The Company’s filing of the Registration Statement represents an important step in Luminar becoming a publicly traded company, with the goal of being listed on the Nasdaq Capital Market under the symbol “LAZR” by the fourth quarter of 2020.

As previously announced and as further described in the Registration Statement, the post-business combination company will have an implied pro forma enterprise value of approximately $2.9 billion and an equity value of approximately $3.4 billion at closing. After giving effect to any redemptions by the public stockholders of the Company, the balance of approximately $400 million cash held in the Company, together with at least $170 million in financing proceeds invested in Luminar in connection with the execution of the Merger Agreement, will remain in the post-business combination company and a portion will be used to pay transaction expenses. As part of the transaction, Luminar’s stockholders will receive approximately 271.8 million shares of Gores Metropoulos common stock at closing. The investment made directly into Luminar was led by institutional investors including Alec Gores, Van Tuyl Companies, Peter Thiel, Volvo Cars Tech Fund, Crescent Cove, Moore Strategic Ventures, Nick & Jill Woodman and VectoIQ, with the majority of the major existing investors participating. Net transaction proceeds will remain in the post-business combination company and support continued growth across key verticals as Luminar executes on significant production and development opportunities.

All current Luminar stockholders will roll the entirety of their existing equity holdings into the post-business combination company. The transaction, which has been unanimously approved by the boards of directors of both Luminar and Gores Metropoulos, is expected to close in the fourth quarter of 2020, subject to regulatory and stockholder approvals, and other customary closing conditions.

Following completion of the proposed business combination, Luminar will retain its experienced management team. Founder Austin Russell will continue to serve as CEO and Tom Fennimore will continue to serve as CFO. Alec Gores will join the Luminar board of directors upon closing of the transaction.

Additional Information about the Transactions and Where to Find It

The Company has filed the Registration Statement that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to the Company’s securities to be issued in connection with the proposed transactions contemplated by the Merger Agreement that also constitutes a preliminary prospectus of the Company and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain or will contain important information about the proposed transactions. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Company stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com).

Participants in Solicitation

The Company, Luminar and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed transactions. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company stockholders in connection with the proposed transactions contemplated by the Merger Agreement and other matters to be voted upon at the Special Meeting is set forth in the preliminary joint proxy statement/consent solicitation statement/prospectus and will be set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed transactions when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is included in the Registration Statement.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s or Luminar’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on the Company’s or Luminar’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Luminar’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated thereby; (b) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (d) the risk that the proposed transactions disrupt current plans and operations of Luminar or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (e) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the proposed transactions; (g) changes in applicable laws or regulations; (h) the possibility that Luminar may be adversely affected by other economic, business and/or competitive factors; and (i) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither the Company nor Luminar undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.